MEXICAN STOCK EXCHANGE

FILE No. 82-5251

RECEIVED NOV 07 2003 181

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

82-34636

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**24,535,848**	**100**	**19,294,277**	**100**
2	**CURRENT ASSETS**	**395,114**	**2**	**604,568**	**3**
3	CASH AND SHORT-TERM INVESTMENTS	319,063	1	536,080	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	47,124	0	45,616	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	24,697	0	17,540	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	4,230	0	5,332	0
8	**LONG TERM**	**22,324,337**	**91**	**18,525,757**	**96**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	22,324,337	91	18,525,757	96
11	OTHER INVESTMENTS	0	0	0	[illegible]
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	[illegible]
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**1,816,397**	**7**	**163,952**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**8,936,310**	**100**	**5,396,260**	**100**
21	**CURRENT LIABILITIES**	**2,428,944**	**27**	**2,194,809**	**41**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	349,780	4	1,133,636	21
24	STOCK MARKET LOANS	1,498,671	17	0	0
25	TAXES TO BE PAID	1,078	0	0	0
26	OTHER CURRENT LIABILITIES	579,415	6	1,061,173	20
27	**LONG-TERM LIABILITIES**	**6,507,366**	**73**	**3,201,451**	**59**
28	BANK LOANS	6,507,366	73	3,201,451	59
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**15,599,538**	**100**	**13,898,017**	**100**
36	**CONTRIBUTED CAPITAL**	**4,602,906**	**30**	**4,623,419**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	940,583	6	960,750	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,266,902	21	3,267,225	24
39	PREMIUM ON SALES OF SHARES	395,421	3	395,444	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,996,632**	**70**	**9,274,598**	**67**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,549,649	36	6,078,584	44
43	REPURCHASE FUND OF SHARES	2,432,951	16	1,554,310	11
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-71,271	0	987,473	7
45	NET INCOME FOR THE YEAR	**3,085,303**	**20**	**654,231**	**5**

PROCESSED NOV 19 2003 THOMSON FINANCIAL

SUPPL

dlw 11/10

03037232

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**319,063**	**100**	**536,080**	**100**
46	CASH	30	0	62	0
47	SHORT-TERM INVESTMENTS	319,033	100	536,018	100
18	**DEFERRED ASSETS (NET)**	**1,816,397**	**100**	**163,952**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	1,757,729	97	134,363	82
50	DEFERRED TAXES	58,668	3	29,589	18
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**2,428,944**	**100**	**2,194,809**	**100**
52	FOREING CURRENCY LIABILITIES	849,437	35	2,184,828	100
53	MEXICAN PESOS LIABILITIES	1,579,507	65	9,981	0
24	**STOCK MARKET LOANS**	**1,498,671**	**100**	**0**	**100**
54	COMERCIAL PAPER	1,498,671	100	0	0
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**579,415**	**100**	**1,061,173**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	482,410	83	1,051,191	99
58	OTHER CURRENT LIABILITIES WITHOUT COST	97,005	17	9,982	1
27	**LONG-TERM LIABILITIES**	**6,507,366**	**100**	**3,201,451**	**100**
59	FOREING CURRENCY LIABILITIES	6,507,366	100	338,583	0
60	MEXICAN PESOS LIABILITIES	0	0	2,862,868	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL		0	0	0
66	DEFERRED TAXES		0	0	0
67	OTHERS		0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-71,271**	**100**	**987,473**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-71,271	-100	987,473	100

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	-2,033,830	-1,590,241
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	3,667,945,999	3,746,590,999
78	REPURCHASED SHARES (*)	267,130,077	188,485,077

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**120,823**	**100**	**114,794**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**120,823**	**100**	**114,794**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**120,823**	**100**	**114,794**	**100**
6	TOTAL FINANCING COST	140,741	116	148,628	129
7	**INCOME AFTER FINANCING COST**	**-19,918**	**-16**	**-33,834**	**-29**
8	OTHER FINANCIAL OPERATIONS	184,930	153	11,621	10
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**-204,848**	**-170**	**-45,455**	**-40**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	-37,176	-31	-29,943	-26
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**-167,672**	**-139**	**-15,512**	**-14**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,252,975	2,692	669,743	583
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,085,303**	**2,554**	**654,231**	**570**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,085,303**	**2,554**	**654,231**	**570**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,085,303**	**2,554**	**654,231**	**570**

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**120,823**	**100**	**114,794**	**100**
21	DOMESTIC	120,823	100	114,794	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**140,741**	**100**	**148,628**	**100**
24	INTEREST PAID	232,517	165	286,860	193
25	EXCHANGE LOSSES	802,419	570	268,683	181
26	INTEREST EARNED	213,504	152	69,163	47
27	EXCHANGE PROFITS	541,112	384	166,353	112
28	GAIN DUE TO MONETARY POSITION	-139,579	-99	-171,399	-115
8	**OTHER FINANCIAL OPERATIONS**	**184,930**	**100**	**11,621**	**100**
29	OTHER NET EXPENSES (INCOME) NET	189,121	102	11,908	102
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	2
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-4,191	-2	-287	-2
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**-37,176**	**100**	**-29,943**	**100**
32	INCOME TAX	10,810	29	0	0
33	DEFERED INCOME TAX	-57,308	-154	-29,943	-100
34	WORKERS' PROFIT SHARING	9,322	25	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	120,824	114,795
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	159,797	114,792
39	OPERATION INCOME (**)	159,797	114,792
41	NET CONSOLIDATED INCOME (**)	3,952,206	654,200

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: AMTEL
QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JULY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**40,958**	**100**	**38,870**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**40,958**	**100**	**38,870**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**40,958**	**100**	**38,870**	**100**
6	TOTAL FINANCING COST	122,943	300	47,285	122
7	**INCOME AFTER FINANCING COST**	**-81,985**	**-200**	**-8,415**	**-22**
8	OTHER FINANCIAL OPERATIONS	67,330	164	8,819	23
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**-149,315**	**-365**	**-17,234**	**-44**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	-30,826	-75	-1,535	-4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**-118,489**	**-289**	**-15,699**	**-40**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	698,453	1,705	98,373	253
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**579,964**	**1,416**	**82,674**	**213**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**579,964**	**1,416**	**82,674**	**213**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**579,964**	**1,416**	**82,674**	**213**

MEXICAN STOCK EXCHANGE

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL

QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**40,958**	**100**	**38,870**	**100**
21	DOMESTIC	40,958	100	38,870	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**122,943**	**100**	**47,285**	**100**
24	INTEREST PAID	97,986	80	97,297	206
25	EXCHANGE LOSSES	323,479	263	101,468	215
26	INTEREST EARNED	160,819	131	12,465	26
27	EXCHANGE PROFITS	59,129	48	78,863	167
28	GAIN DUE TO MONETARY POSITION	-78,574	-64	-60,152	-127
8	**OTHER FINANCIAL OPERATIONS**	**67,330**	**100**	**8,819**	**100**
29	OTHER NET EXPENSES (INCOME) NET	67,756	101	8,935	101
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-426	-1	-116	-1
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**-30,826**	**100**	**-1,535**	**100**
32	INCOME TAX	-112	0	0	0
33	DEFERED INCOME TAX	-40,036	-130	-1,535	-100
34	WORKERS' PROFIT SHARING	9,322	30	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**3,085,303**	**654,231**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	-3,106,618	-690,101
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**-21,315**	**-35,870**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-55,825	25,630
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**-77,140**	**-10,240**
6	CASH FLOW FROM EXTERNAL FINANCING	3,675,284	388,843
7	CASH FLOW FROM INTERNAL FINANCING	-615,988	-116,152
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**3,059,296**	**272,691**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-3,247,495**	**-494,856**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-265,339	-232,405
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	584,402	768,485
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	319,063	536,080

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**-3,106,618**	**-690,101**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-3,106,618	-690,101
		0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-55,825**	**25,630**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	8,287	-2116
19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-64,112	27,746
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0
6	**CASH FLOW FROM EXTERNAL FINANCING**	**3,675,284**	**388,843**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-880,527	-1,625,794
24	LONG -TERM BANK AND STOCK MARKET FINANCING	3,890,403	824,112
25	+ DIVIDEND RECEIVED	182,998	139,334
26	OTHER FINANCING	482,410	1,051,191
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-615,988**	**-116,152**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-18,574	-6,761
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	-597,414	-109,391
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-3,247,495**	**-494,856**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-3,247,495	-494,856
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2,553.57	%	569.92	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	25.34	%	4.71	%
3	NET INCOME TO TOTAL ASSETS (**)	16.11	%	3.39	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	4.52	%	26.20	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FEXID ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	92	days	93	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.80	%	3.80	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	36.42	%	27.97	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.57	times	0.39	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	82.32	%	46.76	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.52	times	0.40	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.02	times	0.02	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.16	times	0.28	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.16	times	0.28	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.04	times	0.11	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	13.14	%	24.42	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	-17.64	%	-31.25	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-46.20	%	22.33	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.33	times	-0.04	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	120.13	%	142.59	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-20.13	%	-42.59	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL

QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

DATA PER SHARE

NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.06	$ 0.16
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.06	$ 0.16
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 4.25	$ 3.71
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.23 times	1.09 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.37 times	34.94 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**138,308,514**	100	**111,859,312**	100
2	**CURRENT ASSETS**	**32,614,335**	**24**	**17,397,445**	**16**
3	CASH AND SHORT-TERM INVESTMENTS	18,498,188	13	5,757,716	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	5,979,985	4	4,560,312	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	3,470,949	3	3,679,182	3
6	INVENTORIES	4,193,834	3	2,410,258	2
7	OTHER CURRENT ASSETS	471,379	0	989,977	1
8	**LONG TERM**	**3,127,299**	**2**	**6,253,613**	**6**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	2,966,790	2	6,109,739	5
11	OTHER INVESTMENTS	160,509	0	143,874	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**63,597,070**	**46**	**54,937,891**	**49**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	88,669,543	64	71,943,496	64
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	32,635,343	24	21,626,773	19
17	CONSTRUCTION IN PROGRESS	7,562,870	5	4,621,168	4
18	**DEFERRED ASSETS (NET)**	**38,969,810**	**28**	**33,270,363**	**30**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**80,828,537**	**100**	**66,903,452**	**100**
21	**CURRENT LIABILITIES**	**28,986,478**	**36**	**25,589,619**	**38**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	9,205,652	11	9,864,219	15
24	STOCK MARKET LOANS	1,498,671	2	0	0
25	TAXES TO BE PAID	1,771,297	2	1,525,119	2
26	OTHER CURRENT LIABILITIES	16,510,858	20	14,200,281	21
27	**LONG-TERM LIABILITIES**	**45,650,488**	**56**	**37,379,816**	**56**
28	BANK LOANS	45,650,488	56	37,379,816	56
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**6,191,571**	**8**	**3,934,017**	**6**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**57,479,977**	**100**	**44,955,860**	**100**
34	**MINORITY INTEREST**	**41,880,439**	**73**	**31,057,843**	**69**
35	**MAJORITY INTEREST**	**15,599,538**	**27**	**13,898,017**	**31**
36	**CONTRIBUTED CAPITAL**	**4,602,906**	**8**	**4,623,419**	**10**
37	PAID-IN CAPITAL STOCK (NOMINAL)	940,583	2	960,750	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,266,902	6	3,267,225	7
39	PREMIUM ON SALES OF SHARES	395,421	1	395,444	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,996,632**	**19**	**9,274,598**	**21**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,549,649	10	6,078,584	14
43	REPURCHASE FUND OF SHARES	2,432,951	4	1,554,310	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-71,271	0	987,473	2
45	NET INCOME FOR THE YEAR	3,085,303	5	654,231	1

STOCK EXCHANGE CODE: AMTEL

QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**18,498,188**	**100**	**5,757,716**	**100**
46	CASH	30	0	2,027,766	35
47	SHORT-TERM INVESTMENTS	18,498,158	100	3,729,950	65
18	**DEFERRED ASSETS (NET)**	**38,969,810**	**100**	**33,270,363**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	7,295,318	19	11,261,836	34
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	31,674,492	81	22,008,527	66
21	**CURRENT LIBILITIES**	**28,986,478**	**100**	**25,589,619**	**100**
52	FOREING CURRENCY LIABILITIES	5,904,952	20	9,094,716	36
53	MEXICAN PESOS LIABILITIES	23,081,526	80	16,494,903	64
24	**STOCK MARKET LOANS**	**1,498,671**	**100**	**0**	**100**
54	COMERCIAL PAPER	1,498,671	100	0	0
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**16,510,858**	**100**	**14,200,281**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	243,892	1	1,051,191	7
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,266,966	99	13,149,090	93
27	**LONG-TERM LIABILITIES**	**45,650,488**	**100**	**37,379,816**	**100**
59	FOREING CURRENCY LIABILITIES	34,294,603	75	25,099,921	67
60	MEXICAN PESOS LIABILITIES	11,355,885	25	12,279,895	33
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**6,191,571**	**100**	**3,934,017**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	3,030,754	49	2,153,505	55
67	OTHERS	3,160,817	51	1,780,512	45
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-71,271**	**100**	**987,473**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-71,271	-100	987,473	100

STOCK EXCHANGE CODE: AMTEL

QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,627,857	-8,192,174
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	175	1,338
75	EMPLOYERS (*)	16,546	12,726
76	WORKERS (*)	2,906	3,223
77	CIRCULATION SHARES (*)	3,667,945,999	3,746,590,999
78	REPURCHASED SHARES (*)	267,130,077	188,485,077

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**58,566,242**	**100**	**42,138,602**	**100**
2	COST OF SALES	34,827,959	59	23,901,523	57
3	**GROSS INCOME**	**23,738,283**	**41**	**18,237,079**	**43**
4	OPERATING	10,961,393	19	9,047,915	21
5	**OPERATING INCOME**	**12,776,890**	**22**	**9,189,164**	**22**
6	TOTAL FINANCING COST	-724,417	-1	2,498,238	6
7	**INCOME AFTER FINANCING COST**	**13,501,307**	**23**	**6,690,926**	**16**
8	OTHER FINANCIAL OPERATIONS	408,794	1	-57,514	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**13,092,513**	**22**	**6,748,440**	**16**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,358,316	6	2,924,923	7
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**9,734,197**	**17**	**3,823,517**	**9**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-110,716	0	-1,924,365	-5
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**9,623,481**	**16**	**1,899,152**	**5**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**9,623,481**	**16**	**1,899,152**	**5**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**9,623,481**	**16**	**1,899,152**	**5**
* 19	NET INCOME OF MINORITY INTEREST	6,538,178	11	1,244,921	3
* **20**	**NET INCOME OF MAJORITY INTEREST**	**3,085,303**	**5**	**654,231**	**2**

MEXICAN STOCK EXCHANGE

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**58,566,242**	**100**	**42,138,602**	**100**
21	DOMESTIC	37,368,701	64	30,370,610	72
22	FOREIGN	21,197,541	36	11,767,992	28
23	TRANSLATED INTO DOLLARS (***)	1,939,888	3	1,125,699	3
6	**TOTAL FINANCING COST**	**-724,417**	**100**	**2,498,238**	**100**
24	INTEREST PAID	3,597,014	497	2,891,275	116
25	EXCHANGE LOSSES	802,419	111	2,111,499	85
26	INTEREST EARNED	1,933,741	267	950,206	38
27	EXCHANGE PROFITS	1,564,034	216	117,993	5
28	GAIN DUE TO MONETARY POSITION	-1,626,075	-224	-1,436,337	-57
8	**OTHER FINANCIAL OPERATIONS**	**408,794**	**100**	**-57,514**	**100**
29	OTHER NET EXPENSES (INCOME) NET	412,985	101	-57,150	-99
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-4,191	-1	-364	-1
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,358,316**	**100**	**2,924,923**	**100**
32	INCOME TAX	2,337,967	70	2,633,465	90
33	DEFERED INCOME TAX	816,134	24	112,966	4
34	WORKERS' PROFIT SHARING	176,751	5	178,492	6
35	DEFERED WORKERS' PROFIT SHARING	27,464	1	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	58,566,243	42,138,603
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	75,210,634	53,968,190
39	OPERATION INCOME (**)	16,487,095	9,647,981
40	NET INCOME OF MAYORITY INTEREST(**)	3,955,379	654,233
41	NET CONSOLIDATED INCOME (**)	9,248,636	1,899,154

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
FROM JUIY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**21,309,120**	**100**	**16,065,970**	**100**
2	COST OF SALES	12,522,319	59	9,871,161	61
3	**GROSS INCOME**	**8,786,801**	**41**	**6,194,809**	**39**
4	OPERATING	4,006,918	19	2,972,127	18
5	**OPERATING INCOME**	**4,779,883**	**22**	**3,222,682**	**20**
6	TOTAL FINANCING COST	740,895	3	2,004,028	12
7	**INCOME AFTER FINANCING COST**	**4,038,988**	**19**	**1,218,654**	**8**
8	OTHER FINANCIAL OPERATIONS	236,764	1	-117,362	-1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**3,802,224**	**18**	**1,336,016**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	1,842,842	9	1,293,920	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**1,959,382**	**9**	**42,096**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-24,810	0	149,831	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,934,572**	**9**	**191,927**	**1**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**1,934,572**	**9**	**191,927**	**1**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,934,572**	**9**	**191,927**	**1**
19	NET INCOME OF MINORITY INTEREST	1,354,608	6	109,253	1
20	**NET INCOME OF MAJORITY INTEREST**	**579,964**	**3**	**82,674**	**1**

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**21,309,120**	**100**	**16,065,970**	**100**
21	DOMESTIC	13,328,208	63	10,710,691	67
22	FOREIGN	7,980,912	37	5,355,279	33
23	TRANSLATED INTO DOLLARS (***)	709,167	3	503,844	3
6	**TOTAL FINANCING COST**	**740,895**	**100**	**2,004,028**	**100**
24	INTEREST PAID	1,171,450	158	1,066,818	53
25	EXCHANGE LOSSES	323,479	44	1,451,567	72
26	INTEREST EARNED	607,456	82	-245,613	-12
27	EXCHANGE PROFITS	-315,018	-43	30,504	2
28	GAIN DUE TO MONETARY POSITION	-461,596	-62	-729,466	-36
8	**OTHER FINANCIAL OPERATIONS**	**236,764**	**100**	**-117,362**	**100**
29	OTHER NET EXPENSES (INCOME) NET	237,031	100	-117,205	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-267	0	-157	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**1,842,842**	**100**	**1,293,920**	**100**
32	INCOME TAX	891,743	48	1,188,978	92
33	DEFERED INCOME TAX	866,823	47	45,683	4
34	WORKERS' PROFIT SHARING	70,495	4	59,259	5
35	DEFERED WORKERS' PROFIT SHARING	13,781	1	0	0

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**9,623,481**	**1,899,152**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	7,932,497	4,330,480
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**17,555,978**	**6,229,632**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	837,088	-5,028,667
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**18,393,066**	**1,200,965**
6	CASH FLOW FROM EXTERNAL FINANCING	5,234,232	19,933,822
7	CASH FLOW FROM INTERNAL FINANCING	-952,538	-409,284
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**4,281,694**	**19,524,538**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-14,976,920**	**-29,174,682**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	7,697,840	-8,449,179
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,800,348	14,206,895
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	18,498,188	5,757,716

STOCK EXCHANGE CODE: AMTEL

QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**7,932,497**	**4,330,480**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	9,747,617	6,254,873
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	-1,815,120	-1,924,393
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
		0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**837,088**	**-5,028,667**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-388,223	-1,680,467
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-1,117,172	1,343,949
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	-7,552,523
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,342,483	2,860,374
6	**CASH FLOW FROM EXTERNAL FINANCING**	**5,234,232**	**19,933,822**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-2,067,265	1,338,904
24	LONG -TERM BANK AND STOCK MARKET FINANCING	6,819,087	18,594,918
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	482,410	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-952,538**	**-409,284**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-18,574	-6,761
31	(-) DIVIDENS PAID	-336,550	-293,132
32	+ PREMIUM ON SALE OF SHARES	-597,414	-109,391
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-14,976,920**	**-29,174,682**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-3,477,854	-1,818,903
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-5,656,047	-15,991,499
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-5,843,019	-11,364,280

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	16.43	%	4.51	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	25.36	%	4.71	%
3	NET INCOME TO TOTAL ASSETS (**)	6.69	%	1.70	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	16.9	%	75.63	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.54	times	0.48	times
7	NET SALES TO FEXID ASSETS (**)	1.18	times	0.98	times
8	INVENTORIES ROTATION (**)	3.95	times	4.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	24	days	25	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.12	%	6.35	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.44	%	59.81	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.41	times	1.49	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.73	%	51.11	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	71.78	%	68.04	%
15	OPERATING INCOME TO INTEREST PAID	3.55	times	3.18	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.93	times	0.81	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	0.68	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.98	times	0.59	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.40	times	0.26	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	63.82	%	22.50	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	29.98	%	14.78	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	1.43	%	-11.93	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.11	times	0.42	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	122.25	%	102.10	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-22.25	%	-2.10	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	37.77	%	54.81	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.06	$ 0.16
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.06	$ 0.16
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 4.25	$ 3.71
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.23 times	1.09 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.37 times	34.94 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S..A DE C.V.	COMUNICACIONES	4,585,183,578	33.50	20,417,286	21,974,207
2 CORP. EMPRESARIAL EN COMUNICACIONES	ADMON. DE SOCIEDADES	557,749,999	100	333,086	350,130
TOTAL INVESTMENT IN SUBSIDIARIES				**20,750,372**	**22,324,337**
ASSOCIATEDS					
1 ORCA	REC DE CARTERA	459,124,621	45	459,125	423,919
2 TECHNOLOGY AND INTERNET, LLC	SERVICIOS DE INTERNET	403	40.30	811,969	210,844
3 TECNOLOGY FUND I, LLC	SERVICIOS DE COMUNICAC	250	25	11,270	8,356
4 COMPUSA	TENEDORA DE CENTRO DE TELEMERC EN E.U.A	49	49	4,370,314	2,323,550
5 CONST Y SERV INT	SERVICIOS INMOBILIARIOS	100	100	6	121
TOTAL INVESTMENT IN ASSOCIATEDS				**5,652,684**	**2,966,790**
OTHER PERMANENT INVESTMENTS					**160,509**
TOTAL					**25,451,636**

NOTES

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**0**	**0**	**0**	**0**	**0**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**0**	**0**	**0**	**0**	**0**
NET BALANCE	**0**	**0**	**0**	**0**	**0**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,671,853**	**41,711,464**	**0**	**0**	**41,711,464**
LIABILITIES POSITION	**4,262,575**	**46,707,408**			**46,707,408**
CORTO PLAZO	1,327,538	14,534,153	0	0	14,534,153
LARGO PLAZO	2,935,037	32,173,255	0	0	32,173,255
NET BALANCE	**-1,590,722**	**-4,995,944**	**0**	**0**	**-4,995,944**

NOTES

TIPOS DE CAMBIO UTILIZADOS:

BALANZA DE DIVISAS:
PROMEDIO DE LOS T.C. MENSUALES PUBLICADOS POR EL BANCO DE MEXICO.

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERAS:
SE VALUAN AL T.C. DE CIERRE DEL TRIMESTRE.

LOS TIPOS DE CAMBIO AL CIERRE DEL TRIMESTRE FUERON LOS SIGUIENTES:

MONEDA DE ORIGEN	MONTO (M.O.)	T.C.
DOLAR (U.S.)	4,610,325	10.4808
EURO (C.E.E.)	23,874	11.9722

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL QUARTER: 3 YEAR: 2003

AMERICA TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLITED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	106,973,295	131,068,229	24,094,934	0.40	96,380
FEBRUARY	109,208,336	133,416,063	24,207,727	0.27	65,361
MARCH	110,943,489	134,809,430	23,865,941	0.63	150,355
APRIL	108,485,763	131,402,811	22,917,048	0.17	38,959
MAY	104,457,283	126,547,437	22,090,154	-0.33	-72,898
JUNE	97,715,697	125,191,164	27,475,467	0.08	21,980
JULY	100,838,231	127,673,239	26,835,008	0.14	37,569
AUGUST	102,478,376	131,632,150	29,153,774	0.29	84,546
SEPTEMBER	111,360,971	143,909,533	32,548,562	0.58	188,782
ACTUALIZATION:	0	0	0	0.00	12,523
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	1,002,518
OTHER	0	0	0	0.00	0
TOTAL					1,626,075

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLITED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLITED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE			

NOTES

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				4,551,077			
RENTA MENSUAL				4,537,500			
TIEMPO AIRE				14,664,378			
LARGA DISTANCIA				4,010,403			
OTROS				9,605,343			
TOTAL				37,368,701			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				2,661,349			
RENTA MENSUAL				3,433,707			
TIEMPO AIRE				6,737,060			
LARGA DISTANCIA				1,098,347			
OTROS				7,267,078			
TOTAL				**21,197,541**			

NOTES

FILE No. 82-5251

STOCK EXCHANGE CODE: AMTEL
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,667,945,999			3,667,945,999	940,583	
TOTAL			**3,667,945,999**	**0**	**0**	**3,667,945,999**	**940,583**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,667,945,999
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	077	11.17000	11.05000

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

AMERICA TELECOM, S.A. DE C.V.

1. Board of Directors

i) Regarding Functions of the Board of Directors "See Section 1 Beginning 1)

As the collegiate body, the Board of Directors is in charge of the representation of the corporation and management as the businesses contained in the corporate purpose within the limits provided in the Bylaws.

To achieve the purpose, the vision of the Board of Directors is to seek at all times for the Corporation to have a diligent management and carry out all that is necessary to accomplish the corporate purpose. In this case, to carry out the representation of the corporation, the Board of Directors grants various powers of attorney to officers and third parties which allow for more flexible operations by the corporation, and for achieving the corporate purpose.

As part of the administrative process, the Board of Directors is very much involved in its most important transactions, which are known and analyzed by the Board of Directors with sufficient advanced time so that the most appropriate resolutions may be adopted for the correct management of the corporation, counting on sufficient and the necessary information for adequately conducting the corporate business.

It is important to point out that the daily operation of the corporation's subsidiaries assigned to the executive staff, however the staff has the

support and supervision of the Board of Directors would, among other aspects, define the strategic vision of the corporation and its subsidiaries. The majority of the members of the cod are involved International the daily operation of the corporation; they are persons who are highly acknowledged in various fields of daily business activities as well in Mexico and overseas, and does have a broad and independent vision, which is not contaminated or affected by the daily operations of the corporation's subsidiaries.

Lastly, in addition to the functions established in various legal statutes, the Board of Directors have the following functions (i) to establish strategies for the corporation and its subsidiaries; (ii) to ensure that the shareholders and the market have access to the corporation's public information; (iii) to establish internal control mechanisms; (iv) to ensure that the corporation has the necessary mechanisms to prove that is complied with all applicable legal provisions; and (v) regularly evaluate the performance of the Director General and top level officers of the corporation and its subsidiaries.

i) Structure of the Board of Directors (See section 1, Principles 10, 11 and 14).

The Board of Directors has a solid structure, but flexible as well which allows for the adequate conduction of the corporate business, in accordance with the needs that arise in an industry as dynamic as that related to telecommunications in general.

This structure consists of a collegiate body of 6 standing members and their respective alternates. Any shareholder or a group of shareholders

that represent at least 10% of all the shares have the right to appoint one member of the Board.

Members of the Board must always be Mexican citizens. The Members of the Board are elected for one year and continue to perform in office even if their terms for which they have been designated has expired until their substitutes take office.

We consider that the Board of Directors of the corporation is a plural body since the members pertain to various branches of business at the highest level, which allows for a broad range of opinions and criteria.

The recommendation made by the Best Practice Committee to the effect that the Board of Directors should be formed by a number of between 5 and 15 standing directors, if they are satisfied, since the Board of Directors has 6 standing members with their respective alternates, which allows that meetings of the Board of Directors, be recommended principle in the sense that the points of view of the members of the Board should be expressed and discussed, is efficiently complied with.

On the other hand the Board of Directors has independent directors, who have been selected because for their professional experience, capacity and prestige, and none of said members falls under any of the following hypothesis (i) being a company employee or director; (ii) without being employees or directors and being company shareholders, having decision making powers over company's orders (iii) being company advisors or partners or employees of firms that act as advisors or consultants of the company or their affiliates and that their revenue depends significantly on this contractual relation; (iv) being customers, suppliers, or lenders or borrowers of the company or partners or

employees of a company that is a customer supplier, lender or borrower of significance (v) being employees of a foundation, university, civil association or society that receive significant donations from the company; (vi) being the Director General or top level officer of the company and whose Board of Directors be the Director General or a top level officer of that company that participates; and (vii) being relative of any of the persons mentioned in above subparagraphs (i) to (vi).

The Board of Directors has Equity Directors who have significant holdings in the company's capital. Due to their participation in the corporate capital they maintain a prominent monitoring of their investments, at all times seeking the benefit of the corporation.

Consequently, the independent and equity directors together constitute more than 50% of the Board of Directors and the independent directors represent approximately 50% of all the directors.

As to information regarding the profile and category of the members of the Board, the corporation provides said information to the market in various documents which are available to both the national and foreign public investors.

On the integration of the Board of Directors	**YES**	**NO**
1. When is the Board of Directors formed by not less than five and no more than fifteen standing directors? (Principle 2)	/X	
2.*Are there only Standing Directors? (Principle 3)		/X
Comments: THE EXCHANGE MARKET LAW REQUIRES ALTERNATE DIRECTORS		

3. When the alternate Directors substitute only for one previously established standing director? (Principle 3)		/X
4. If applicable, when the standing director suggests to the Board the designation of the person who will be his alternate? (Principle 3)		/X
Comments: IT IS INTENDED TO BE IMPLEMENTED IN THE FUTURE.		
5. When the independent and equity directors, jointly constitute at leas 40% of the Board of Directors? (Principle 7)	/X	
6. Do the independent directors represent at least 20% of all the members of the Board? (Principle 7)	/X	
7. On the annual report presented by the Board of Directors, do you mention which directors are independent and which are equity? Principle 8)	/X	
8. In the annual report do you indicate the category to which the equity directors pertain? (Principle 8)	/X	
9. In the annual rpt of the Board of Directors do you indicate the Principle function of each director as of the date of the report? (Principle 9)	/X	

* If the answer is affirmative, please answer "NOT APPLICABLE" for the following questions 3) and 4) in the comment column

On the Structure of the Board of Directors		

* If the answer is affirmative, please answer "NOT APPLICABLE" for the following questions 3) and 4) in the comment column.

	YES	**NO**
10. Does the Board of Directors performs functions of Compensation and Evaluation, Auditing and Planning and Finances? (Principle 10)	/X	
Comments: FOR THIS PURPOSE, IT IS SUPPORTED BY THE AUDITING COMMITTEE.		
11. Are the intermediate bodies formed only by standing directors? (Principle 12)		/X

12. Is each intermediate body formed by at least three members and at the most 7 members (Principle 13)	/X	
Comments: TO DATE, ONLY THE AUDITING COMMITTEE HAS BEEN CONSTITUTED.		
13. Does each independent director, in addition to fulfilling his functions on the Board participates in at least one of the intermediate bodies? (Principle 16)	/X	
Comments: TO DATE, ONLY THE AUDITING COMMITTEE HAS BEEN CONSTITUTED		
14. Do the intermediate body that is in charge of Auditing function is presided by an independent director? (Principle 17)	/X	
Regarding operations of the Board of Directors	**YES**	**NO**
15. Does the Board meet at least four times a year? (Principle 18)	/X	
16. Does at least one of the Meetings of the Board address the issue of the definition of medium and long term strategies of the corporation? (Principle 18)	/X	
17. When a meeting of the Board be called with a resolution of at leas 25% of the directors? (Principle 19)	/X	
18. Do the directors have access to all relevant information at least 5 business days in advance of the meeting? (Principle 20)	/X	
Comments: IN THE EVENT THAT THE DIRECTORS DO NOT RECEIVE THE NECESSARY INFORMATION AT LEAST FIVE BUSINESS DAYS IN ADVANCE AND A STRATEGIC MATTER IS TO BE ADDRESSED, THE CHAIRMAN OF THE BOARD, OR THE DIRECTOR GENERAL OR THE SECRETARY OF THE BOARD, AS THE CASE MAY BE, WOULD COMMENT PREVIOUSLY WITH EACH ONE OF THE DIRECTORS OR WOULD		

DISTRIBUTE THE NECESSARY INFORMATION TO ALLOW SOME TO COMMENT AND MAKE A DECISION AT THE RESPECTIVE MEETING.		
19* Is there any mechanism that insures the directors may evaluate questions on specific issues, even if they don't receive the necessary information at least five business days in advance? (Principle 20)	/X	
Comments: IN THE EVENT THAT THE DIRECTORS DO NOT RECEIVE THE NECESSARY INFORMATION AT LEAST FIVE BUSINESS DAYS IN ADVANCE AND STRATEGIC ISSUE EXISTS, THE CHAIRMAN OF THE BOARD, OR THE DIRECTOR GENERAL OR THE SECRETARY OF THE BOARD, AS THE CASE MAY BE, WOULD COMMENT UPON IT PREVIOUSLY WITH EACH ONE OF THE DIRECTORS, OR WOULD DISTRIBUTE THE NECESSARY INFORMATION TO ALLOW THE DIRECTORS TO COMMENT UPON IT AND ADOPT A RESOLUTION AT THE RESPECTIVE MEETING..		
20* Is a Director designated for the firs time, indebted, and his responsibilities on the corporation's situation explained to him? Principle (21)	/X	
Comments: THE NEW DIRECTORS ARE WELCOMED, THEIR RESPONSIBILITIES ARE EXPLAINED TO THEM AND THE GENERAL SITUATION OF THE CORPORATION IS COMMENTED UPON.		
21. Do the Directors inform the Chairman and the Secretary of the Board of any conflict of interest that implies the need for them to abstain from voting, and actually abstain from taking part in the respective discussions? (Principle 22)	/X	

22. Do the Directors use the corporation's assets and services exclusively to comply with its corporate purpose? (Principle 23)	/X	
23.If applicable, are clear policies defined when in exceptional cases members of the Board may use corporation's assets for personal matters? (Principle 23)	/X	
Comments: EXISTING POLICIES CONTEMPLATE THAT CORPORATION'S ASSETS MAY NOT BE USED BY DIRECTORS FOR PERSONAL MATTERS; IF A CASE OF THIS TYPE WOULD ARRIVE, THE RESPECTIVE CONSIDERATIONS WILL BE CHARGED AT MARKET PRICE.		
24*Do the Directors devote time to their duties attending at least 70% of the meetings to which they are called? (Principle 24).	/X	
Comments: THERE IS A HIGH DEGREE OF ATTENDANCE OF MEMBERS, CONSEQUENTLY ATTENDANCE IS EXTENSIVE.		
25* Do the Directors maintain at the corporate affairs which are made known to them at the meetings they attend in absolute secrecy? (Principle 25)	/X	

Comments: THE DIRECTORS ARE INFORMED OF THE CONFIDENTIAL NATURE OF ALL THE INFORMATION THAT IS DISCUSSED AT MEETINGS.		
26, Are standing and alternate members of the Board maintain informed regarding the matters addressed at meetings of the Board (Principle 26)	/X	
Comments: ALL ALTERNATES ARE INVITED TO ALL MEETINGS OF THE BOARD.		

27. If the Board supported by opinions, recommendations, and rights derived from an analysis of the corporation's performance (Principle 27).	/X	
Comments: MOST OF THE TOP EXECUTIVES OF THE COMPANY SUBSIDIARIES ATTEND FROM TIME TO TIME, MEETINGS OF THE BOARD AND ACTIVELY PARTICIPATE AT SAID MEETINGS.		

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

AMERICA TELECOM, S.A. DE C.V.

2. Compensation and Evaluation

Regarding evaluation and compensation; auditing; finance and planning the Board has mechanisms to guarantee that decisions are adequately adopted in said areas.

The corporation has created the Auditing Committee and is in the process of creating (i) Executive Committee; (ii) Evaluation and Compensation Committee; and (iii) Finance and Planning Committee.

On the Operation complied by the Body for Evaluation and Compensation function.		
28. Does the Intermediate body in charge of Evaluation and Compensation makes a review to determine if the conditions for hiring top level executives and probable severance payments conform to the deadline approved by the Board? (Principle 29).		/X
Comments: TO DATE THIS IS NOT APPLICABLE TO THE CORPORATION SINCE IT IS A STRICTLY CONTROLLING COMPANY THAT DOES NOT HAVE EMPLOYEES.		
29. Are the structure and policies used to determine the packages for directors and officers revealed? (Principle 30).	/X	
Comments: TO DATE, NOT APPLICABLE TO THE CORPORATION SINCE IT IS STRICTLY A CONTROLLING COMPANY THAT DOES NOT HAVE EMPLOYEES.		

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

AMERICA TELECOM, S.A. DE C.V.

3. Auditing Function

The corporation is strictly a controlling company and finance and planning functions are carried out by the subsidiaries. The corporation has a service provider which is in charge of coordinating the auditing process between the external and internal auditors and the Examiner. Among the functions of said service provider are: (i) to recommend to the Board candidates as external corporation's auditors; (ii) to recommend to the Board hiring conditions and the scope of the professional powers of the external auditors; (iii) assist the Board of Directors in supervising compliance of auditing agreements; (iv) serve as a liaison between the Board and the external auditors; and ensure the independence and objectivity of the latter; (v) to review the work program, letters containing comments and auditing reports and inform the Board of Directors of the results; (vi) to recommend to the Board the bases for preparing financial information; (vii) assist the Board by reviewing the financial information and its process for issue; (viii) to contribute in defining general diagrams for the internal control system and evaluate its effectiveness (ix) assist the Board in coordinating and evaluating annual internal auditing programs; (x) to coordinate the work of the internal and external auditors and the Examiner; and (xi) to verify that the necessary mechanisms are available in order to prove that the corporation complies with the various rules and regulations to which it is subject.

In the process for selecting the auditors, taken into account is both, the technical capacity of the auditors and their independence.

The corporation attempts to rotate the person in charge of issuing a certification on the financial statements.

The Board of Directors relies on the internal structures of the corporation's subsidiaries, consequently internal auditing constitutes a tool for managing the corporation and its subsidiaries which allows them to evaluate the financial information that is generated, and the effectiveness of internal controls. For these purposes, the subsidiaries have an internal auditing department which informs the Board of Directors of the accounting policies for preparing the financial information of the corporation and its subsidiaries.

On Selecting Auditors.	**YES**	**NO**
30. Does the income of the external auditor as well as that of any other reviewing body received by auditing the corporation, represents a percentage not higher than 20% of total income of the firm in charge of said activities? (Principle 32).	/X	
31. Is the partner who certifies the corporation change at least every 6 years? (Principle 33)	/X	
32. Is the person who signs the certification of the audits of the corporation's annual financial statements is someone other than the one who acts as the Examiner? (Principle 34).	/X	

33. Is the information contained in the Annual Report relative to the professional profile of the corporation's Examiner divulged? (Principle 35).		/X
On Financial Information	**YES**	**NO**
34. Does the corporation have an internal auditing department? (Principle 36)	/X	
35. Does the intermediate body in charge of performing Auditing submit the accounting policies for the approval of the Board? (Principle 37).	/X	
36. Does the intermediate body i charge of Auditing verifies if the intermediate public financial information is prepared in accordance with the same principles, criteria and practices as those with which the annual report will be ground up? (Principle 39)	/X	
On Internal Controls	**YES**	**NO**
37. Is there an internal control system? (Principle 41).	/X	
38. Are the general guidelines for the internal control system submitted to the Board for approval? (Principle 41).		/X
39. Does the intermediate body that is in charge of auditing evaluates and issue an opinion regarding the effectiveness of the internal control system? (Principle 42).	/X	
40. Do the external auditors validate the effectiveness of the internal control system and issue a report on said control? (Principle 43).	/X	

Review of Compliance with Rules and Regulations	YES	NO
41. Does the intermediate body in charge of Auditing verify that there are controls which allow for determining if the corporation complies with applicable provisions and reports periodically on such matters to the Board? (Principle 44).	/X	
42. Is a review of compliance with all applicable provisions carried out at least once a year? (Principle 44).	/X	
43. Is the Board of Directors informs periodically of the legal situation of the corporation? (Principle 45).	/X	

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

AMERICA TELECOM, S.A. DE C.V.

4. Finance and Planning Function

The corporation's subsidiaries have a finance and management staff department which, has the following functions among others: (i) to evaluate and if applicable, suggest investment policies for the corporation and its subsidiaries proposed by general management, and at a latter time submit them to the approval of the Board; (ii) to evaluate, and if applicable suggest finance policies (capital or debt) for the corporation and its subsidiaries proposes by general management, for submission at a latter time to the approval of the Board; (iii) to evaluate, and if applicable suggest general guidelines for determining strategic planning for the corporation and its subsidiaries; (iv) to issue an opinion on annual budget and proposed the opinion to the Board for its approval; (v) follow-up on the applications of the budget and of the strategic plan of the corporation and its subsidiaries; and (vi) to identify the risk factors to which the corporation and its subsidiaries are subject and evaluate policies for their management.

The Director of the Administration and Finance Area is in charge of presenting to the Board and evaluation of the viability of the main investments and finance transactions of the corporation and its subsidiaries. The corporation's subsidiaries have investment and finance policies over the long term, which are defined by considering the strategic vision of the corporation's subsidiaries.

On the Operation of the intermediate Body in charge of Finance and Planning	YES	NO
44. Does the Intermediate Body that is in charge of finance and planning issue an evaluation regarding the viability of main investments and finance transactions of the corporation? (Principle 47)		/X
Comments: THIS FUNCTION IS PERFORMED BY THE BOARD OF DIRECTORS.		
45. Does the Intermediate Body that is in charge of Finance and Planning periodically evaluate the corporation's strategic position, in accordance with the stipulations of the strategic plan? (Principle 48)		/X
Comments: THIS FUNCTION IS PERFORMED BY THE BOARD OF DIRECTORS.		
46. Does the Intermediate Body that is in charge of Finance and Planning supports the Board by overseeing the congruity of investment and financing policies with the corporation's strategic vision? (Principle 49)		/X
Comments: THIS FUNCTION IS PERFORMED BY THE BOARD OF DIRECTORS.		
47. Does the Intermediate Body that is in charge of Finance and Planning supports the Board by reviewing the corporation's financial projections and ensuring their congruence with the corporation's strategic plan? (Principle 50).		/X
Comments: THIS FUNCTION IS PERFORMED BY THE BOARD OF DIRECTORS.		

Optional Question

IF THE CORPORATION HAS CORPORATE GOVERNMENT PRACTICES ADDITIONAL TO THOSE RECOMMENDED BY THE CODE FOR THE BEST CORPORATE PRACTICES, THIS SECTION GIVES THE OPTION TO THE ISSUER IN ORDER THAT IT MAY LET THEM BE KNOWN.

NOT APPLICABLE

FILE No. 82-5251

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

AMERICA TELECOM, S.A. DE C.V.

1. SHAREHOLDERS RIGHTS

On Information and Agenda of shareholders meetings	YES	NO
1. Has the Meetings Agenda omitted the item referred to "Various Matters"? (Principle 51)	/X	
2. Did the corporation avoids grouping issues related to Various Items in a single point in the Agenda? (Principle 51).	/X	
3. Is all the information on each point of the Agenda for Shareholders Meetings available fifteen days in advance? (Principle 52).	/X	
4. Have the shareholders provided a format of some kind containing detailed information and possible voting alternatives on items contained in the Agenda so that they may issue instructions to their Attorneys-in-Fact? (Principle 52).		/X
Comments: ALTHOUGH AS A GENERAL RULE SHAREHOLDERS PROVIDE PROXIES WITH GENERAL VOTING POWERS RATHER THAN SPECIFIC POWERS FOR EACH ITEM IF A SHAREHOLDER WISHES TO HAVE INFORMATION REGARDING VOTING ALTERNATIVES, THE SHAREHOLDER COULD COMMUNICATE WITH THE COMPANY IN ORDER TO BE PROVIDED WITH THE FOREGOING.		
5. As part of the information delivered to the shareholder is a proposal regarding the composition of the Board of Directors included, accompanied by information on the professional profile of the nominees? (Principle 54).		/X

	YES	NO
Comments: HAVE NOT BEEN REQUESTED		
Regarding Information and Communication between the Board and the shareholders	**YES**	**NO**
6. Does the Board include in its annual report to the meeting aspects relevant to the works of each Intermediate Body and the names of the members of said Body? Principle 55)	/X	
Comments: AT THE PRESENT TIME ONLY THE AUDITING COMMITTEE HAS BEEN CREATED.		
7. Are the reports of each Intermediate Body presented to the Board available to the shareholders together with material for the meeting? (Principle 55)	/X	
Comments: AT THE PRESENT TIME ONLY THE AUDITING COMMITTEE HAS BEEN CREATED		
8. Does the corporation has policies, mechanisms and persons responsible for informing shareholders and maintaining communication channels with the shareholders and potential investors? (Principle 56).	/X	

FILE No. 82-5251

TRANSLATOR'S CERTIFICATE

I, MERCEDES PIZARRO SUAREZ, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 7th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

AMERICA TELECOM, S. A. DE C. V.

1. Board of Directors

i) Regarding Functions of the Board of Directors "See Section 1 Principle 1)

In this section comments on the functions of the Board in the corporation expressing the vision of the Board of Directors and how it fits into the administrative process. Within this general frame it is described the specific functions of the Board indicating why they are considered to be important and necessary.

As the collegiate body, the Board of Directors is in charge of the representation of the corporation and management as the businesses contained in the corporate purpose within the limits provided in the Bylaws.

To achieve the purpose, the vision of the Board of Directors is to seek at all times for the Corporation to have a diligent management and carry out all that is necessary to accomplish the corporate purpose. In this case, to carry out the representation of the corporation, the Board of Directors grants various powers of attorney to officers and third parties which allow for more flexible operations by the corporation, and for achieving the corporate purpose.

As part of the administrative process, the Board of Directors is very much involved in its most important transactions, which are known and analyzed by the Board of Directors with sufficient advanced time so that

the most appropriate resolutions may be adopted for the correct management of the corporation, counting on sufficient and the necessary information for adequately conducting the corporate business.

It is important to point out that the daily operation of the corporation's subsidiaries assigned to the executive staff, however the staff has the support and supervision of the Board of Directors would, among other aspects, define the strategic vision of the corporation and its subsidiaries. The majority of the members of the cod are involved International the daily operation of the corporation; they are persons who are highly acknowledged in various fields of daily business activities as well in Mexico and overseas, and does have a broad and independent vision, which is not contaminated or affected by the daily operations of the corporation's subsidiaries.

Lastly, in addition to the functions established in various legal statutes, the Board of Directors have the following functions (i) to establish strategies for the corporation and its subsidiaries; (ii) to ensure that the shareholders and the market have access to the corporation's public information; (iii) to establish internal control mechanisms; (iv) to ensure that the corporation has the necessary mechanisms to prove that is complied with all applicable legal provisions; and (v) regularly evaluate the performance of the Director General and top level officers of the corporation and its subsidiaries.

ii) Structure of the Board of Directors (See section 1, Principles 10, 11 and 14).

This section relates to the structure of the Board of Directors. It requires a definition a to whether there are intermediate bodies that

exist in compliance with this function. Moreover, and indication must be given as to how many, which and what functions they comply with. In the description it is required that an explanation be given as to how the intermediate bodies request to the Board of Directors regarding their activities.

The Board of Directors has a solid structure, but flexible as well which allows for the adequate conduction of the corporate business, in accordance with the needs that arise in an industry as dynamic as that related to telecommunications in general.

This structure consists of a collegiate body of 6 standing members and their respective alternates. Any shareholder or a group of shareholders that represent at least 10% of all the shares have the right to appoint one member of the board.

Members of the Board must always be Mexican citizens. The Members of the Board are elected for one year and continue to perform in office even if their terms for which they have been designated has expired until their substitutes take office.

We consider that the Board of Directors of the corporation is a plural body since the members pertain to various branches of business at the highest level, which allows for a broad range of opinions and criteria. The recommendation made by the Best Practice Committee to the effect that the Board of Directors should be formed by a number of between 5 and 15 standing directors, if they are satisfied, since the Board of Directors has 6 standing members with their respective alternates, which allows that meetings of the Board of Directors, be recommended

principle in the sense that the points of view of the members of the Board should be expressed and discussed, is efficiently complied with.

On the other hand the Board of Directors has independent directors, who have been selected because for their professional experience, capacity and prestige, and none of said members falls under any of the following hypothesis (i) being a company employee or director; (ii) without being employees or directors and being company shareholders, having decision making powers over company's orders (iii) being company advisors or partners or employees of firms that act as advisors or consultants of the company or their affiliates and that their revenue depends significantly on this contractual relation; (iv) being customers, suppliers, or lenders or borrowers of the company or partners or employees of a company that is a customer supplier, lender or borrower of significance (v) being employees of a foundation, university, civil association or society that receive significant donations from the company; (vi) being the Director General or top level officer of the company and whose Board of Directors be the Director General or a top level officer of that company that participates; and (vii) being relative of any of the persons mentioned in above subparagraphs (i) to (vi).

The Board of Directors has Equity Directors who have significant holdings in the company's capital. Due to their participation in the corporate capital they maintain a prominent monitoring of their investments, at all times seeking the benefit of the company.

Consequently, the independent and equity directors together constitute more than 50% of the Board of Directors and the independent directors represent approximately 50% of all the directors.

As to information regarding the profile and category of the members of the Board, the corporation provides said information to the market in various documents which are available to both the national and foreign public investors.

On the integration of the Board of Directors	YES	NO
1. When is the Board of Directors formed by not less than five and no more than fifteen standing directors? (Principle 2)	/X	
2.*Are there only Standing Directors? (Principle 3)		/X
Comments: the exchange market law requires alternate directors		
3. When the alternate directors substitute only for one previously established standing director? (Principle 3)		/X
4. If applicable, when the standing director suggests to the Board the designation of the person who will be his alternate? (Principle 3)		/X
Comments: It is intended to be implemented in the future.		
5. When the independent and equity directors, jointly constitute at leas 40% of the Board of Directors? (Principle 7)	/X	
6. Do the independent directors represent at least 20% of all the members of the Board? (Principle 7)	/X	
7. On the annual report presented by the Board of Directors, do you mention which directors are independent and which are equity? Principle 8)		/X
8. In the annual report do you indicate the category to which the equity directors pertain? (Principle 8)		/X

9. In the annual report of the Board of Directors do you indicate the Principle function of each director as of the date of the report? (Principle 9)	/X	

* If the answer is affirmative, please answer "NOT APPLICABLE" for the following questions 3) and 4) in the comment column.

On the Structure of the Board of Directors		
10. Does the Board of Directors performs functions of Compensation and Evaluation, Auditing and Planning and Finances? (Principle 10)	YES /X	NO
11. Are the intermediate bodies formed only by standing directors? (Principle 12)		/X
12. Is each intermediate body formed by at least three members and at the most 7 members (Principle 13)	/X	
Comments: To date, only the Auditing Committee has been constituted.		
13. Does each independent director, in addition to fulfilling his functions on the Board participates in at least one of the intermediate bodies? (Principle 16)	/X	
comments: To date, only the Auditing Committee has been constituted		
14. Do the intermediate body that is in charge of Auditing function is presided by an independent director? (Principle 17)	/X	
Regarding Operations of the Board of Directors	**YES**	**NO**
15. Does the Board meet at least four times a year? (Principle 18)	/X	
16. Does at least one of the Meetings of the Board address the issue of the definition of medium and long term strategies of the corporation? (Principle 18)	/X	
17. When a meeting of the Board be called with a resolution of at leas 25% of the directors? (Principle 19)	/X	

18. Do the directors have access to all relevant information at least 5 business days in advance of the meeting? (Principle 20)	/X	
Comments: In the event that the directors do not receive the necessary information at least five business days in advance and a strategic matter is to be addressed, the chairman of the board, or the director general or the secretary of the board, as the case may be, would comment previously with each one of the directors or would distribute the necessary information to allow some to comment and make a decision at the respective meeting.		
19.* Is there any mechanism that insures the directors may evaluate questions on specific issues, even if they don't receive the necessary information at least five business days in advance? (Principle 20)	/X	
Comments: In the event that the directors do not receive the necessary information at least five business days in advance and strategic issue exists, the chairman of the board, or the director general or the secretary of the board, as the case may be, would comment upon it previously with each one of the directors, or would distribute the necessary information to allow the directors to comment upon it and adopt a resolution at the respective meeting.		
20.* Is a Director designated for the first time, indebted, and his responsibilities on the corporation's situation explained to him? (Principle (21)	/X	
Comments: The new directors are welcomed, their responsibilities are explained to them and the general situation of the corporation is commented upon.		

On the Directors Duties		
21. Do the Directors inform the Chairman and the Secretary of the Board of any conflict of interest that implies the need for them to abstain from voting, and actually abstain from taking part in the respective discussions? (Principle 22)	/X	
22. Do the Directors use the corporation's assets and services exclusively to comply with its corporate purpose? (Principle 23)	/X	
23.If applicable, are clear policies defined when in exceptional cases members of the Board may use corporation's assets for personal matters? (Principle 23)	/X	
Comments: Existing policies contemplate that corporation's assets may not be used by directors for personal matters; if a case of this type would arrive, the respective considerations will be charged at market price.		
24*Do the Directors devote time to their duties attending at least 70% of the meetings to which they are called? (Principle 24).	/X	
Comments: There is a high degree of attendance of members, consequently attendance is extensive.		
25* Do the Directors maintain at the corporate affairs which are made known to them at the meetings they attend in absolute secrecy? (Principle 25)	X	
Comments: the directors are informed of the confidential nature of all the information that is discussed at meetings.		
26, Are standing and alternate members of the Board maintain informed regarding the matters addressed at meetings of the Board (Principle 26).	/X	
Comments: All alternates are invited to all meetings of the Board.		

27. Is the Board of Directors supported by opinions, recommendations, and rights is derived from an analysis of the corporation's performance (Principle 27).	/X	
On the Duties of the Directors	**YES**	**NO**
Comments: Most of the top executives of the corporation's subsidiaries attend, from time to time, meetings of the Board and actively participate at said meetings.		

---

2. <u>Compensation and Evaluation Functions</u>

iii On Compensation and Evaluation Functions (See section ii, Principle 28)

In this section comments on the handling of Evaluation and Compensation by the Director General and the top level officers describing the processes used to comply with said functions.

Regarding evaluation and compensation areas; auditing; finance and planning, the Board has mechanisms to guarantee that decisions are adequately adopted in said areas.

The corporation has created the Auditing Committee and is in the process of creating (i) Executive Committee; (ii) Evaluation and Compensation Committee; and (iii) Finance and Planning Committee.

On the Operations complied by the Body for Evaluation and Compensation functions.		
28. Does the Intermediate body in charge of Evaluation and Compensation makes a review to determine if the conditions for hiring top level executives and probable severance payments conform to the deadline approved by the Board? (Principle 29).		/X

Comments: To date this is not applicable to the corporation since it is a strictly controlling company that does not have employees.		
29. Are the structure and policies used to determine the packages for directors and officers revealed? (Principle 30).	/X	
Comments: To date, not applicable to the corporation since it is strictly a controlling company that does not have employees.		

3. Auditing Function

iv- On Auditing Function (See section i.i, Principles 31,37, 38, 40)

In this section comments are made on how that Auditing function is complied with, describing the processes used in order to comply with these functions. Specifically it is required to describe how the Intermediate Body interacts with the Board, in relation with the corporation's accounting practices and the mechanisms that the corporation has to secure a good quality in the financing information.

The corporation is strictly a controlling company and finance and planning functions are carried out by the subsidiaries. The corporation has a service provider which is in charge of coordinating the auditing process between the external and internal auditors and the Examiner. Among the functions of said service provider are: (i) to recommend to the Board candidates as external corporation's auditors; (ii) to recommend to the Board hiring conditions and the scope of the professional powers of the external auditors; (iii) assist the Board of Directors in supervising compliance of auditing agreements; (iv) serve

as a liaison between the Board and the external auditors; and ensure the independence and objectivity of the latter; (v) to review the work program, letters containing comments and auditing reports and inform the Board of Directors of the results; (vi) to recommend to the Board the bases for preparing financial information; (vii) assist the Board by reviewing the financial information and its process for issue; (viii) to contribute in defining general diagrams for the internal control system and evaluate its effectiveness (ix) assist the Board in coordinating and evaluating annual internal auditing programs; (x) to coordinate the work of the internal and external auditors and the Examiner; and (xi) to verify that the necessary mechanisms are available in order to prove that the corporation complies with the various rules and regulations to which it is subject.

In the process for selecting the auditors, taken into account is both, the technical capacity of the auditors and their independence.

The corporation attempts to rotate the person in charge of issuing a certification on the financial statements.

The Board of Directors relies on the internal structures of the corporation's subsidiaries, consequently internal auditing constitutes a tool for managing the corporation and its subsidiaries which allows them to evaluate the financial information that is generated, and the effectiveness of internal controls. For these purposes, the subsidiaries have an internal auditing department which informs the Board of Directors of the accounting policies for preparing the financial information of the corporation and its subsidiaries.

On Selecting Auditors.	YES	NO
30. Does the income of the external auditor as well as that of any other reviewing body received by auditing the corporation, represents a percentage not higher than 20% of total income of the firm in charge of said activities? (Principle 32).	/X	
31. Is the partner who certifies the corporation change at least every 6 years? (Principle 33)	/X	
32. Is the person who signs the certification of the audits of the corporation's annual financial statements is someone other than the one who acts as the Examiner? (Principle 34).	/X	
33. Is the information contained in the Annual Report relative to the professional profile of the corporation's Examiner divulged? (Principle 35).		/X
On Financial Information	**YES**	**NO**
34. Does the corporation have an internal auditing department? (Principle 36)	/X	
35. Does the intermediate body in charge of performing Auditing submit the accounting policies for the approval of the Board? (Principle 37).	/X	
36. Does the intermediate body i charge of Auditing verifies if the intermediate public financial information is prepared in accordance with the same principles, criteria and practices as those with which the annual report will be ground up? (Principle 39)	/X	
On Internal Controls	**YES**	**NO**
37. Is there an internal control system? (Principle 41).	/X	
38. Are the general guidelines for the internal control system submitted to the Board for approval? (Principle 41).		/X

39. Does the intermediate body that is in charge of auditing evaluates and issue an opinion regarding the effectiveness of the internal control system? (Principle 42).	/X	
40. Do the external auditors validate the effectiveness of the internal control system and issue a report on said control? (Principle 43).	/X	
Review of Compliance with Rules and Regulations	**YES**	**NO**
41. Does the intermediate body in charge of Auditing verify that there are controls which allow for determining if the corporation complies with applicable provisions and reports periodically on such matters to the Board? (Principle 44).	/X	
42. Is a review of compliance with all applicable provisions carried out at least once a year? (Principle 44).	/X	
43. Is the Board of Directors informs periodically of the legal situation of the corporation? (Principle 45).	/X	

4. Finance and Planning Function

v- On Finance and Planning Function (See section IV, Principle 46)

In this section comments are made on how it complies with the Finance and Planning function, describing the processes used to comply with said functions. Specifically, in the description it should be exposed the interaction that the Intermediate Body has with the Board in order to support all of the decisions made.

The corporation's subsidiaries have a finance and management staff department which, has the following functions among others: (i) to evaluate and if applicable, suggest investment policies for the corporation and its subsidiaries proposed by general management, and at

a latter time submit them to the approval of the Board; (ii) to evaluate, and if applicable suggest finance policies (capital or debt) for the corporation and its subsidiaries proposes by general management, for submission at a latter time to the approval of the Board; (iii) to evaluate, and if applicable suggest general guidelines for determining strategic planning for the corporation and its subsidiaries; (iv) to issue an opinion on annual budget and proposed the opinion to the Board for its approval; (v) follow-up on the applications of the budget and of the strategic plan of the corporation and its subsidiaries; and (vi) to identify the risk factors to which the corporation and its subsidiaries are subject and evaluate policies for their management.

The Director of the Administration and Finance Area is in charge of presenting to the Board an evaluation of the viability of the main investments and finance transactions of the corporation and its subsidiaries.

The corporation's subsidiaries have investment and finance policies over the long term, which are defined by considering the strategic vision of the corporation's subsidiaries.

On the Operation of the Intermediate Body in charge of Finance and Planning		
44. Does the Intermediate Body that is in charge of finance and planning issue an evaluation regarding the viability of main investments and finance transactions of the corporation? (Principle 47)		/X

Comments: This function is performed by the board of directors.		
45. Does the Intermediate Body that is in charge of Finance and Planning periodically evaluate the corporation's strategic position, in accordance with the stipulations of the strategic plan? (Principle 48)		/X
Comments: This function is performed by the board of directors.		
46. Does the Intermediate Body that is in charge of Finance and Planning supports the Board by overseeing the congruity of investment and financing policies with the corporation's strategic vision? (Principle 49)		/X
Comments: This function is performed by the board of directors.		
47. Does the Intermediate Body that is in charge of Finance and Planning supports the Board by reviewing the corporation's financial projections and ensuring their congruence with the corporation's strategic plan? (Principle 50).		/X
Comments: The Operation of the Intermediate Body in charge of Finance and Planning is performed by the Board of Directors.		

Optional Question

vi- Optional Question

If one can count with corporate government practices additional to those recommended by the Code on Best Corporate Practices, in this section the options is given for the issuer to let them be known.

NOT APPLICABLE

1. SHAREHOLDERS RIGHTS

On Information and Agenda of shareholders meetings	YES	NO
1. Has the Meetings Agenda omitted the item referred to "Various Matters"? (Principle 51)	/X	
2. Did the corporation avoids grouping issues related to Various Items in a single point in the Agenda? (Principle 51).	/X	
3. Is all the information on each point of the Agenda for Shareholders Meetings available fifteen days in advance? (Principle 52).	/X	
4. Have the shareholders provided a format of some kind containing detailed information and possible voting alternatives on items contained in the Agenda so that they may issue instructions to their Attorneys-in-Fact? (Principle 52).		/X
Comments: Although as a general rule shareholders provide proxies with general voting powers rather than specific powers for each item if a shareholder wishes to have information regarding voting alternatives, the shareholder could communicate with the company in order to be provided with the foregoing.		
5. As part of the information delivered to the shareholder is a proposal regarding the composition of the Board of Directors included, accompanied by information on the professional profile of the nominees? (Principle 54).		/X
Comments: HAVE NOT BEEN REQUESTED		
Regarding Information and Communication between the Board and the shareholders	**YES**	**NO**
6. Does the Board include in its annual report to the meeting aspects relevant to the works of each Intermediate	/X	

Body and the names of the members of said Body? Principle 55)		
Comments: At the present time only the auditing committee has been created.		
7. Are the reports of each Intermediate Body presented to the Board available to the shareholders together with material for the meeting? (Principle 55)	/X	
Comments: At the present time only the auditing committee has been created		
8. Do the corporation have policies, mechanisms and persons responsible for informing shareholders and maintaining communication channels with the shareholders and potential investors? (Principle 56).	/X	

TRANSLATOR'S CERTIFICATE

I, MERCEDES PIZARRO SUAREZ, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 6th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net

AMÉRICA TELECOM, S.A. DE C.V.

Minutes of the REGULAR Shareholders Meeting held on April 7, 2003

Report is made on the fact that at the Regular Shareholders Meeting of América Telecom, S.A. de C.V., held on April 7, 2003, in which the following most important resolutions were adopted:

"FIRST. The report is taken as delivered and it is approved on its terms, and states that in compliance with Article 172 of the General Corporation Law it was presented by the Board of Directors in the General Regular Shareholders Meeting of América Telecom, S.A. de C.V., relative to the operations of the corporation during the Fiscal Year ended on December 31, 2002.

A copy of said report is to be added to the file of the Minutes of this Meeting".

"SECOND. It is taken as presented and approved on its terms, the opinion expressed by the Examiner, rendered by the Public Accountant Mr. Alberto Tiburcio Celorio in relation with the Financial Statements of América Telecom, S.A. de C.V., as to December 31, 2002. This opinion is to be added to the file of the Minutes of this Meeting"

"THIRD. It is taken as presented and approved on its terms, the opinion expressed by the Chairman of the Auditing Committee, rendered by Mr. José Kuri Harfush and the negotiations made thereof, relative to the activities and functions of said Committee during the Fiscal Year ended on December 31, 2002.

"FOURTH. It is taken as presented and approved on all its parts, the Financial Statements of América Telecom, S.A. de C.V., as of December 31, 2002. A copy of this opinion is to be added to the Minutes of this Meeting.

"FIFTH. By virtue of the approval of this Meeting, the Financial Statements corresponding to the Fiscal Year ended on December 31, 2002, it is to be recorded that the following amounts have resulted: the balance of the net profits accrued in cash, in pesos, as of December 31, 2002, is in an amount of $6,314.952 Thousand Pesos Mexican Currency, an a net profit of the Fiscal Year ended as of December 31, 2002, in an amount of $1,490,036 Thousand Pesos, Mexican Currency, and in respect to the foregoing, it is approved that, by virtue of the profits reflected on the audited Financial Statements of América Telecom, S.A. de C.V., the amount of $74,501 Thousand Pesos, Mexican Currency is assigned to the corporation's legal reserve, which consists in the amount of $74,501, thousand pesos Mexican Currency."

"SIXTH. The policies are ratified and approved, relative to the repurchase of shares in the terms provided by Article 57 of the general provisions applicable to the security issuers and other participants of the stock exchange market, issued by the Comisión Nacional Bancaria y de Valores, published in the Official Gazette of the Federation on March 19, 2003, subject to the changes made by the Board on the following Meeting."

"SEVENTH. By virtue of the above resolutions, the proceedings of the Board of Directors are approved, during the Fiscal Year ended on December 31, 2002".

"EIGHTH. The positions of the Standing Directors are ratified to Messrs Eng. Carlos Slim Helú, Eng. Jaime Chico Pardo, Attorney Carlos Slim Domit, Eng. Claudio X. González Laporte and Public Accountant Juan Antonio Pérez Simón and as Alternate Directors the following persons have been ratified: Messrs Attorney Arturo Elías Ayub, Public Accountant Humberto Gutiérrez Olvera Zubizarreta, Attorney Daniel Hajj Aboumrad, Attorney Marco Antonio Slim Domit and Attorney Eduardo Valdés Acra. The designation of Mr. Patricio Slim as Standing Director and Vice President of the Board of Directors is resolved, as well as the designation of Mr. José Kuri Harfush as Alternate Director."

"NINTH. The positions of Messrs., Public Accountant Alberto Tiburcio Celorio and Fernando Espinosa López are ratified as Standing Director and Alternate Director respectively."

"TENTH. By virtue of the foregoing resolutions, it is expressly recorded that the Corporation's Board of Directors is formed as follows:

BOARD OF DIRECTORS

STANDING

Ing. Carlos Slim Helú	President
Eng. Jaime Chico Pardo	Vice President
Attorney Carlos Slim Domit	Vice President
Eng. Cludio X. González Laporte	
Attorney Patricio Slim Domit	Vice President
Public Accountant Juan Antonio Pérez Simón	

ALTERNATES

Attorney Arturo Elías Ayub

Attorney Daniel Hajj Aboumrad

Attorney Marco A. Slim Domit

Public Accountant Humberto Gutiérrez Olvera- Zubizarreta

Attorney José Kuri Harfush

Attorney Eduardo Valdés Acra"

"ELEVENTH. The positions as President and Vice Presidents of the Board of Directors are ratified to Messrs Eng. Carlos Slim Helú, Eng. Jaime Chico Pardo and Attorney Carlos slim Domit respectively, as well as to Mr. attorney Rafael Robles Miaja, on its position as Secretary of said Board. Likewise, as Vice President of the Board of Directors Attorney Patricio Slim Domit is designated."

"THIRTEENTH. As Members of the Board of Directors Auditing Committee of América Telecom, S.A. de C.V., Messrs. Attorney José Kuri Hafush, Attorney Eduardo Valdés Acra and Public Accountant Juan Antonio Pérez Simón are ratified."

"FOURTEENTH. The integration of América Telecom, S.A. de C.V. Auditing Committee of the Board of Directors is ratified as follows, provided that as of the date of this Meeting, Public Accountant Juan Antonio Pérez Slim shall act as President.

AUDITING COMMITTEE

Public Accountant Juan Antonio Pérez Simón	President
Attorney José Kuri Harfush	
Attorney Eduardo Valdés Acra"	

"FIFTEENTH. The report relative to the situation of the share acquisition, owned by the Corporation is taken as rendered, and it is

noted that, to said date, the Corporation has acquired 16,886,700 (Sixteen Million Eight Hundred and Eighty Six Thousand and Seven Hundred) shares, which together represent a sum of $105,312,913.00 (One Hundred and Five Million Three Hundred and Twelve Thousand Nine Hundred and Thirteen Pesos 00/100 Mexican Currency). Consequently, by virtue of said acquisition, the amount of the capital stock of the Corporation that has been affected is up to the sum of $49,926,935.00 since said shares have been converted into treasury stock."

"SIXTEENTH. The amount for the acquisition of its own shares is established in the sum of $1,500,000,000.00 (One Thousand Five Hundred Million Pesos 00/100 Mexican Currency) and hereby fully assign it for the acquisition of the own shares referred to in Section I of Article 14 Bis of the Securities Market Law according to or agreed to by the Board of Directors of América Telecom, S.A. de C.V."

"SEVENTEENTH. It is resolved to empower the Board of Directors and/or the attorneys-in fact, or designated delegates named by the Board of Directors to carry out the repurchase of shares, to be determined, if applicable, to the amount of the capital stock that may affect the purchase of its own shares, and such event, be converted into the shares acquired by the Corporation as a consequence of the repurchase of treasury stock. The Board of Directors and/or the attorneys in fact or designated delegates o the persons responsible of said transactions shall determine, in each case, which of the alternatives provided by Section I of Article 14 Bis will be used by América Telecom, S.A. de C.V. as a method for the repurchase and the accounting adjustment that

at their entire discretion is determined as necessary or convenient, and particularly, to determine the purchase made on charge of the net assets while they shares pertain to the issuer, or in the event, to the capital stock or other corresponding items, in the event that the conversion into treasury shares is resolved, without need of a resolution or agreement of this Meeting."

"EIGHTEENTH. As a Consequence of the approval of this Meeting, the determination of the amount for the acquisition of own shares is taken, and, in such event, of the amount of the capital stock that may be affected by said acquisition, and it is authorized to buy, through the Stock Exchange Market, the own shares, representative of the capital stock of América Telecom, S.A. de C.V., on the dates, terms and other conditions that the Board of Directors and/or the attorneys-in fact designated by the Board of Directors have agreed upon or are to be agreed for such purpose."

"NINETEENTH. The policies for the acquisition of own shares adopted by the Board of Directors of América Telecom, S.A. de C.V. have been approved in its Meeting held on June 11, 2002, according to the general provisions of Article, 56 applicable to security issuers and other participants of the security market issued by Comisión Nacional Bancaria y de Valores, published by the Official Gazette of the Federation on March 19, 2003."

"TWENTIETH. It is resolved to expressly authorize that the accounting records be immediately recorded, those which result from the foregoing resolutions."

The policies for the acquisition of shares owned by América Telecom, S.A. de C.V., are ratified and approved by the Shareholders Meeting held on June 11, 2003.

By virtue of the foregoing and considering the repurchase of shares carried out as to December 31, 2002 the Corporation maintains in its treasury 194,697,777 shares.

***

President Secretary

Mexico, D.F. April 7, 2003

Secretary of the Board of Directors

TRANSLATOR'S CERTIFICATE

I, **MERCEDES PIZARRO SUAREZ**, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 9th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569

FILE No. 82-5251

(4)

AMÉRICA TELECOM, S.A. DE C.V.

CALL

Pursuant to a Resolution of the Board of Directors the shareholders of AMERICA TELECOM, S.A. DE C.V., were called in the terms of Article 186 of the General Corporation Law to the Annual REGULAR Shareholders Meeting that will be held at the corporation's domicile located at LAGO ALBERTO N° 366 TELCEL BUILDING III 2nd. FLOOR, ROOM A, COLONIA ANÁHUAC POSTAL CODE 11320, IN Mexico CITY Federal District , at 9:45 A.M. on April 7, 2002 pursuant to the following:

AGENDA

I. Presentation and, if applicable, approval of the report of the Board of Directors for the fiscal year ended on December 31, 2002, in the terms of Article 172 of the General Corporation Law, including the Financial Statements of the Corporation at that date, and the Examiner report and of the Auditing Committee and the report on the Corporation's Subsidiaries, which includes a proposal for the application of profits. Resolutions on the item and relevant measures. II. Ratification, if applicable, of the performance of the Board of Directors for the 2002 fiscal year and designation or ratification, as applicable, of the persons who will form the Board of Directors of the Corporation; and designation or ratification, as applicable of the Standing and Alternate Examiners of the Corporation; and the determination of their respective remuneration. Resolutions on the foregoing. III. Designation or ratification, as applicable, of the persons who will constitute the Committees of the Corporation; as well as the determination of their respective remuneration. Resolutions on the foregoing. IV. Proposal and, if applicable, approval of the maximum amount of funds that may be allocated to the purchase of the

corporation's own shares for 2003 fiscal year; and the proposal, and as applicable the approval on the general provisions relative to the acquisition of own shares. Resolutions on the foregoing. V. Designation of delegates who have complied with the resolutions adopted by this Meeting, and if applicable, to execute them as it is convenient.

ATTENDANCE REQUIREMENTS

In order to be entitled to attend the Meeting, the shareholders shall deposit, at the offices of the Corporation located at Insurgentes Sur N° 3500, Inbursa Building, First Floor, Colonia Peña Pobre, Mexicc 14060, Federal District (Telephone 5325-0505, Extensions 0309 or 0946), no later than the business day, prior to the holding of the Meeting, (Schedule: Business Hours from 10:00 A.M. to 6:00 P.M., on business days) the share certificates or deposit receipts issued by an National or Foreign Financial Institution or by S.D. Indeval, S.A. de C.V. Institución para Depósito de Valores, as well as all other applicable legal or fiscal requirements. Against delivery of cited documents, an admission card will be issued to the shareholders, registered in the Register Share Registry book, which shall be presented in order to attend the Meeting. It is pointed out that brokerage firms and other depositary entities that deposit in S.D. Indeval, S.A. de C.V. Institución para Depósito de Valores that, in order to obtain said admission card, they shall present a list containing the name, domicile, nationality and number of shares of the shareholders they represent.

From the day of publication of this Call, the information and documents related to each one of the points established in the Agenda are available

immediately and at no cost to the shareholders at the offices of the Secretary of the Board of Directors located at Boulevard Manuel Ávila Camacho N° 24, 7th. Floor, Lomas de Chapultepec, 11000, Mexico Federal District, Telephone 5540-9225 (Schedule: Business Hours from 10:00 A.M to 6:00 P.M on business days) Shareholders may be represented by an authorized Attorney-in-Fact or by a proxy in the terms of Article Eighteenth of the Corporation's bylaws and Section Sixth Paragraph C of Article 14 bis 3 of the Securities Market Law. The persons who attend in representation of the shareholders, may evidence their capacity with:

Mexico D.F., April 7, 2003.

TRANSLATOR'S CERTIFICATE

I, MERCEDES PIZARRO SUAREZ, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 9th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net

CALL

RELEVANT EVENT

PLACE AND DATE

MEXICO, D.F. January 7, 2002

CORPORATE NAME

AMERICA TELECOM, S.A. DE C.V.

QUOTATION CODE

AMTEL

RE:

América Telecom, S.A. de C.V. has informed that in this day the annual report is not delivered.

RELEVANT EVENT

América Telecom, S.A. de C.V. (BMV "AMTEL") reports that to this date the annual report referred to in paragraph B.1, Section 1, Second Provision of the Comisión Nacional Bancaria y de Valores Circular 11-33, by virtue that the information is mostly related to the Corporation, and refers to its subsidiary América Móvil, S.A. de C.V. (BMV and NYSE "AMX" and NASDAQ "AMOV") and the information relative to this latter corporation is under process, due to that fact that an additional term is required in order to obtain, from the external auditors of one of the companies associated with América Móvil, S. A. de C. V., the required technical support, in accordance with certain special provisions recently established for auditing firms and issuers by the Securities and Exchange Commission of the United States of America. By virtue of the foregoing and with the purpose that the information which contributes to the proper decision making by the investor public be

broadcast and that errors may be avoided, AMTEL will soon present said report, no later than within a term of forty five business days.

FOREIGN MARKET

TRANSLATOR'S CERTIFICATE

I, MERCEDES PIZARRO SUAREZ, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 9th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net

Relevant Event of América Móvil S.A. de C.V.

Date of Reception at BMV: July 1 2002, 4:17 P:M:

Prefix: EVENTORE

Quotation Code: AMX

Date : January 7, 2002

Corporate Name: AMÉRICA MÓVIL, S.A. DE C.V.

Place: MEXICO D.F.

Re: AMÉRICA MÓVIL REPORTS THAT ON THIS DATE THE ANNUAL REPORT REFERRED TO IN CIRCULAR 11-33 WILL NOT BE DELIVERED.

Relevant Events: Mexico, Federal District, on this June first, 2002, América Móvil S.A. de C.V. (BMV and NYSE "AMX" AND NASDAQ "AMOV") reports that on this date the annual report referred to in paragraph B.1, Section I, Second Provision of the Comisión Nacional Bancaria y de Valores Circular 11-33, by virtue that it is required an additional term to obtain, from the external auditors of our companies, the necessary support, according to certain special provisions recently established for auditing and issuing firms by the Securities and Exchange Commission or, SEC for English initials). Consequently for this reason, América Móvil shall soon present said report, and no later than within a term of forty-five business days.

FOREIGN MARKET:

TRANSLATOR'S CERTIFICATE

I, **MERCEDES PIZARRO SUAREZ**, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 9th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net